Exhibit 99.1

Village Farms International, Inc.

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

Village Farms International, Inc.

Consolidated Statements of (Loss) Income and Comprehensive Income

For the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share data)

	2018	2017
Sales (note 19)	$150,000	$158,406
Cost of sales (note 15)	(140,282)	(144,433)
Change in biological asset (note 6)	(834)	265
Selling, general and administrative expenses (note 15)	(15,562)	(15,413)

Loss from operations	(6,678)	(1,175)
Interest expense, net	2,407	2,695
Foreign exchange loss (gain)	1,047	(26)
Other income	(131)	(46)
Share of (income) loss from joint venture (note 8)	(2,381)	255
Gain on disposal of assets (note 8)	—	(8,013)

(Loss) income before income taxes	(7,620)	3,960
(Recovery of) provision for income taxes (note 16)	(2,475)	138

Net (loss) income	$(5,145)	$3,822

Basic (loss) income per share (note 21)	$(0.11)	$0.10

Diluted (loss) income per share (note 21)	$(0.11)	$0.10

Other comprehensive (loss) income:
Foreign currency translation adjustment	(171)	150
Gain on revaluation of land, net of tax (note 7)	—	(1,811)

Comprehensive (loss) income	$(5,316)	$2,161

The accompanying notes are an integral part of these consolidated financial statements.

Village Farms International, Inc.

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars)

	2018	2017
Cash flows from operating activities:
Net (loss) income	$(5,145)	$3,822
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	7,027	7,586
Amortization of deferred charges	—	73
(Gain) loss on disposal of assets	—	(8,013)
Share of (income) loss from joint venture (note 8)	(2,381)	255
Interest expense	2,407	2,614
Share-based compensation	1,454	1,519
Deferred income taxes	(2,906)	109
Change in biological asset	834	(265)
Changes in non-cash working capital items (note 18)	(3,551)	(4,417)

Net cash (used in) provided by operating activities	(2,261)	3,283

Cash flows from investing activities:
Purchases of property, plant and equipment	(3,093)	(1,696)
Note receivable to joint venture (note 8)	(10,462)	—
Proceeds from sale of land	65	—

Net cash used in investing activities	(13,490)	(1,696)

Cash flows from financing activities:
Proceeds from borrowings	7,000	7,306
Repayments on borrowings	(7,706)	(14,320)
Interest paid on long-term debt	(2,417)	(2,614)
Proceeds from issuance of common stock, net	23,493	9,769
Proceeds from exercise of stock options	283	59
Payments on capital lease obligations	(71)	(59)

Net cash provided by financing activities	20,582	141

Effect of exchange rate changes on cash and cash equivalents	(2)	(10)

Increase in cash and cash equivalents	4,829	1,718
Cash and cash equivalents, beginning of year	7,091	5,373

Cash and cash equivalents, end of year	$11,920	$7,091

Supplemental cash flow information:
Income taxes paid (recovered)	$290	$(25)

Supplemental disclosure of non-cash information:
Purchases of capital expenditures by financing capital lease	$—	$190

Issuance of warrants	$—	$148

The accompanying notes are an integral part of these consolidated financial statements.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

1	NATURE OF OPERATIONS

Village Farms International, Inc. (“VFF” the parent company, together with its subsidiaries, the “Company”) is incorporated under the Canada Business Corporation Act. VFF’s principal operating subsidiaries as at December 31, 2018 are Village Farms Canada Limited Partnership (“VFCLP”), Village Farms, L.P. (“VFLP”), and VF Clean Energy, Inc (“VFCE”). The address of the registered office of VFF is 4700 80th Street, Delta, British Columbia, Canada, V4K 3N3. VFF owns a 50% equity interest in Pure Sunfarms Corp. (“Pure Sunfarms”), which is recorded as Investment in Joint Venture (note 8).

The Company’s shares are listed on the Toronto Stock Exchange under the symbol VFF and are also listed in the United States on the Nasdaq Capital Market (“Nasdaq”) under the symbol VFF (note 24).

The Company owns and operates sophisticated, highly intensive agricultural greenhouse facilities in British Columbia and Texas, where it produces, markets and sells premium-quality tomatoes, bell peppers, and cucumbers. The Company also markets and sells third party produce through its subsidiaries. The Company, through its subsidiary VFCE, owns and operates a 7.0 MW power plant that generates electricity. In addition, the Company’s joint venture, Pure Sunfarms, is a licensed producer and supplier of cannabis products to be sold to other licensed providers and provincial governments across Canada and internationally.

2	BASIS OF PRESENTATION

Basis of Presentation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The consolidated financial statements were approved by the Board of Directors of the Company for issue on March 14, 2019. Management does not have the authority to amend the consolidated financial statements after the statements have been issued, without the approval by the Board of Directors of the Company. The preparation of consolidated financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies.

Basis of Measurement

The consolidated annual financial statements have been prepared on the historical cost basis except for the following material items on the consolidated statements of financial position:

•	biological assets are measured at fair value less costs to sell;

•	land is valued at fair market value; and

•	marketable equity securities are measured at fair value through profit and loss.

Functional and Presentation Currency

The functional currency for each entity included in these consolidated financial statements is the currency of the primary economic environment in which the entity operates. These consolidated financial statements are presented in United States dollars (“U.S. dollars”) which have been rounded to the nearest thousands, except per share amounts. Currency conversion to U.S. dollars is performed in accordance with IAS 21, The Effects of Changes in Foreign Exchange Rates.

3	SIGNIFICANT ACCOUNTING POLICIES, JUDGMENTS AND ESTIMATION UNCERTAINTY

The significant accounting policies set out below have been applied consistently to all periods presented in these consolidated financial statements.

Consolidation

The consolidated financial statements of the Company consolidate the accounts of VFF and its subsidiaries. All intercompany transactions, balances and unrealized gains and losses from intercompany transactions are eliminated on consolidation.

Joint Venture

A joint venture is a contractual arrangement whereby the Company and other parties undertake an economic activity through a jointly controlled entity. Joint control exists when strategic, financial and operating policy decisions relating to the activities require the unanimous consent of the parties sharing control. Joint ventures are accounted for using the equity method and are recognized initially at cost. The Company recognizes its share of the post-acquisition income and expenses and equity movement in the venture. If the cumulative losses exceed the carrying amount of the equity investment, they are first applied to any additional advances that are receivable from the joint venture to the extent of the total amount receivable. Additional losses are recognized only to the extent that there exists a legal or constructive obligation.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Segment Reporting

Operating segments are reported in a manner consistent with internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer (“CEO”). Based on the aggregation criteria in IFRS 8, Operating Segments, the Company has identified two operating segments, the Produce Business and the Energy Business.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rates in effect at the reporting date. Non-monetary assets and liabilities that are measured at fair value in a foreign currency are translated to the functional currency at the exchange rate in effect when the fair value was determined. Foreign currency differences are generally recognized in net income. Non-monetary items that are measured based on historical cost in a foreign currency are translated to the functional currency using the exchange rate in effect at the date of the transaction giving rise to the item.

Financial Instruments

Financial assets and liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument. Financial assets are derecognized when the rights to receive cash flows from the assets have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial liabilities are derecognized when the obligation specified in the contract is discharged, cancelled or expired.

Financial assets and liabilities are offset and the net amount is reported on the consolidated statements of financial position when there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously.

Classification and Measurement

The Company has assessed the classification and measurement of its financial assets and financial liabilities under IFRS 9 and has summarized the original measurement categories under IAS 39 and the new measurement categories under IFRS 9 in the following table:

Measurement Category
	Original (IAS 39)	New (IFRS 9)
Financial Assets:
Cash	Amortized cost	Amortized cost
Trade receivables	Amortized cost	Amortized cost
Marketable equity securities	Available-for-sale	Fair value through other comprehensive income
Other financial assets	Amortized cost	Amortized cost
Financial Liabilities:
Trade payables	Amortized cost	Amortized cost
Debt	Amortized cost	Amortized cost
Derivative instruments	Fair value through profit or loss	Fair value through profit or loss
Other financial liabilities	Amortized cost	Amortized cost

There has been no change in the carrying value of our financial instruments or to previously reported figures as a result of changes to the measurement categories in the table noted above.

Impairment of Financial Assets

Prior to January 1, 2018, at each reporting date, the Company assessed whether there was objective evidence that a financial asset was impaired. The criteria used to determine if objective evidence of an impairment loss exists include:

i)	significant financial difficulty of the obligor;

ii)	delinquencies in interest or principal payments; and

iii)	it becomes probable that the borrower will enter bankruptcy or other financial reorganization.

If such evidence existed, the Company recognized an impairment loss as follows:

i)

Financial assets carried at amortized cost: The loss equaled the difference between the amortized cost of the loan or receivable and the present value of the estimated future cash flows, discounted using the instrument’s original effective interest rate. The carrying amount of the asset was reduced by this amount either directly or indirectly through the use of an allowance account.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

ii)

Available-for-sale financial assets: The impairment loss equaled the difference between the original cost of the asset and its fair value at the measurement date, less any impairment losses previously recognized in the consolidated statements of (loss) income. This amount represented the cumulative loss in accumulated other comprehensive income that was reclassified to net income.

Subsequent to January 1, 2018, the Company assesses all information available, including, on a forward-looking basis, the expected credit losses associated with its assets carried at amortized cost. The impairment methodology applied depends on whether there has been a significant increase in credit risk. To assess whether there is a significant increase in credit risk, the Company compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition based on all information available, and reasonable and supportive forward-looking information. For trade receivables only, the Company applies the simplified approach as permitted by IFRS 9 which requires expected lifetime losses to be recognized from initial recognition of the receivables.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash deposits held with banks, and other highly liquid short-term interest bearing securities with maturities at the date of purchase of three months or less.

Trade Receivables

Trade receivables are measured at amortized cost, net of allowance for uncollectible amounts. Credit is extended based on an evaluation of a customer’s financial condition. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts are past due, the Company’s previous loss history and the customer’s current ability to pay its obligation to the Company. Trade receivables are recorded net of lifetime expected credit losses.

Inventories

Inventories refer to deferred crop costs and other supplies and packaging which are incurred to date on current production and are not defined as a biological asset. Inventories of Company-grown produce consist of raw materials, labour and overhead costs incurred less costs charged to cost of sales throughout the various crop cycles, which end at various times throughout the year. Growing crops are accounted for in accordance with the Company’s policy on biological assets. Cost of sales is based on estimated costs over the crop cycle allocated to both actual and estimated future yields at each period-end date.

The carrying value of agricultural produce is its fair value less costs to sell and complete at the date of harvest and is presented with biological asset on the consolidated statements of financial position. Supplies and packaging are recorded at the lower of cost or replacement cost. The cost of produce inventory purchased from third parties is valued at the lower of cost or net realizable value.

Biological Asset

Biological asset consists of the Company’s produce on the vines at year-end. Measurement of the biological asset begins six weeks prior to harvest as management at this point has visibility on production and expected sales and it is probable that future economic benefits associated with the asset will flow to the entity. Costs related to the crop prior to this point are presented in deferred crop costs (inventories). The produce on the vine is measured at fair value less costs to sell and costs to complete, with any change therein recognized in income. Costs to sell include all costs that would be necessary to sell the assets, including finishing and transportation costs.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Property, Plant and Equipment

Recognition and measurement

Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses, except for land. Until the fiscal year ended December 31, 2016, land had been stated at cost, and is now stated at fair value and will be revalued every three years by an independent external appraiser. Any revaluation increase arising on appraisal of land is recognized in other comprehensive income on the consolidated statements of (loss) income and revaluation surplus on the statements of financial position. Any revaluation decrease arising on appraisal of land is also charged to other comprehensive income and, to the extent of any credit balance existing, debited to revaluation surplus in equity with the excess recognized in net income or loss,

Property, plant and equipment costs include expenditures that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labour, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located, and borrowing costs.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment.

The gain or loss on disposal of an item of property, plant and equipment is determined by comparing the proceeds from disposal with the carrying amount of the property, plant and equipment, and is presented net within gain/loss on disposal of assets in the consolidated statements of (loss) income.

Depreciation

Depreciation is based on the cost of an asset less its residual value. Significant components of individual assets are assessed, and if a component has a useful life that is different from the remainder of that asset, that component is depreciated separately.

Depreciation expense is recognized on a straight-line basis over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term. Land is not depreciated. The estimated useful lives of the class of assets for the current and comparative periods are as follows:

Classification	Estimated Useful Lives
Leasehold and land improvements	5-20 years
Greenhouses and other buildings	4-30 years
Greenhouse equipment	3-30 years
Machinery and equipment	3-12 years

Construction in process reflects the cost of assets under construction, which are not depreciated until placed into service.

Impairment of Non-Financial Assets

Property, plant and equipment and intangible assets are tested for impairment when events or changes in circumstances indicate that the carrying amount may not be recoverable. For the purpose of testing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units or “CGUs”). An impairment loss is recognized for the amount, if any, by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use (being the present value of the expected future cash flows of the relevant asset or CGUs).

Leased Assets

Leases where the Company assumes substantially all the risks and rewards of ownership are classified as finance leases. Upon initial recognition, the leased asset is measured at an amount equal to the lower of its fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the asset is accounted for in accordance with the accounting policy applicable to that asset. Other leases are operating leases and rent expenses are recognized in the Company’s consolidated statements of (loss) income.

Borrowing Costs

Borrowing costs attributable to the acquisition, construction or production of qualifying assets are added to the cost of those assets, until such time as the assets are substantially ready for their intended use. All other borrowing costs are recognized initially at fair value. Borrowings are subsequently carried at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the consolidated statements of (loss) income over the year of the borrowings using the effective interest method.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Revenue Recognition

Prior to January 1, 2018, revenue from the sale of produce in the course of ordinary activities was measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue from the production and sale of power was measured at the fair value of the consideration received or receivable. Revenue was recognized when persuasive evidence existed that the significant risks and rewards of ownership have been transferred to the customer, recovery of the consideration was probable, the associated costs and possible return of goods could be estimated reliably, there was no continuing management involvement with the goods, and the amount of revenue could be measured reliably. If it was probable that discounts would be granted and the amount could be measured reliably, then the discount was recognized as a reduction of revenue as the sales were recognized. The timing of the transfer of risks and rewards occurred at the time the produce had been successfully delivered, the risk of loss had passed to the customer, and collectability was reasonably assured.

The Company adopted IFRS 15, Revenue from Contracts with Customers on January 1, 2018 using the modified retrospective transition approach and now recognizes revenue when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. In order to achieve this core principle, the Company applies a five-step process. As part of this process, it analyzes the performance obligations in a customer contract and estimates the consideration it expects to receive. The evaluation of performance obligations requires that the Company identifies the promised goods and services in the contract. For contracts that contain more than one promised good and service, the Company then must determine whether the promises are capable of being distinct and if they are separately identifiable from other promises in the contract.

Income Taxes

The tax expense for the year comprises current and deferred tax. Tax is recognized in the consolidated statements of (loss) income, except to the extent that it relates to items recognized in other comprehensive income or directly in equity.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the consolidated statements of financial position dates in the relevant tax jurisdiction. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation. It establishes provisions where appropriate on the basis of the amounts expected to be paid to the tax authorities.

Deferred income tax is recognized, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the consolidated statements of financial position dates and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled.

Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Offsetting of deferred income tax assets and liabilities occurs only when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Share-Based Compensation

The Company grants stock options and performance-based restricted share units (“RSUs”) to certain employees and directors.

Stock options generally vest over three years (33% per year following the grant date) and expire after ten years. Each tranche in an award is considered a separate award with its own vesting period. The fair value of each tranche is measured at the date of grant using the Black-Scholes option pricing model. Compensation expense is recognized over the tranche’s vesting period by increasing contributed surplus based on the number of awards expected to vest. The number of awards expected to vest is reviewed at least annually, with any impact recognized immediately.

The RSUs granted are expected to be settled using the Company’s own equity and issued from treasury. The equity-settled share-based compensation is measured at the fair value of the Company’s common shares as at the grant date in accordance with the terms of the RSU Plan. The fair value determined at the grant date is charged to income when performance based vesting conditions are met, based on the estimate of the number of RSUs that will eventually vest and be converted to common shares, with a corresponding increase in equity.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Provisions

Provisions, where applicable, are recognized in accrued liabilities when the Company has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, and are discounted to present value where the effect is material.

(Loss) Income Per Share

Basic income per share are computed using the weighted average number of common shares outstanding during the period. The treasury stock method is used for the calculation of diluted income per share. Under this method, the weighted average number of common shares outstanding assumes that the proceeds to be received on the exercise of dilutive share options are applied to repurchase common shares at the average market price for the period. Share options are dilutive when the average market price of the common shares during the period exceeds the exercise price of the options.

Significant Accounting Judgments and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. These estimates and judgments have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities in future periods.

Critical accounting estimates and judgments

i)	Estimated useful lives of property, plant and equipment

Management estimates the useful lives of property, plant and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for depreciation of property, plant and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s property, plant and equipment in the future.

ii)	Biological asset

The fair value of the biological asset is derived using a discounted cash flow model. Management estimates the sales price of produce on the vine by utilizing actual sales prices for the first six weeks following the end of the reporting period and estimates the costs to sell and complete by projecting yields and crop, packaging, and transportation costs. The estimated costs are subject to fluctuations based on the timing of prevailing growing conditions and market conditions. Management has also used judgment in determining the point at which biological transformation has occurred to the point that they expect it is probable that future economic benefits associated with the crop will flow to the Company.

iii)	Inventories and cost of sales

Cost of sales is based upon incurred costs, and estimated costs to be incurred, of each crop allocated to both actual and estimated future yields over each crop cycle. The estimates of future yields are reviewed at each reporting period for accuracy. However, numerous factors such as weather, diseases and prevailing market conditions can impact the estimation of pricing, costs, and future yields. The estimated costs to be incurred are based on references to historical costs and updated for discussions with suppliers and senior management. Inventories include the actual cost of the crop not yet defined as a biological asset, packaging supplies, and purchased produce, less the amounts that have been expensed in cost of sales.

iv)	Income taxes and deferred income tax assets or liabilities

Management uses judgment and estimates in determining the appropriate rates and amounts in recording deferred taxes, giving consideration to timing and probability. Actual taxes could vary significantly from these estimates as a result of future events, including changes in income tax law or the outcome of reviews by tax authorities and related appeals. The resolution of these uncertainties and the associated final taxes may result in adjustment to the Company’s tax assets and tax liabilities. The recognition of deferred income tax assets is subject to judgment and estimation over whether these amounts can be realized.

4	CHANGES IN ACCOUNTING POLICIES

The Company has adopted the following new and revised standards and changes in accounting policies, along with any consequential amendments as at January 1, 2018. These changes were made in accordance with the applicable transitional provisions.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

IFRS 9, Financial Instruments replaced the current IAS 39, Financial Instruments Recognition and Measurement. This standard sets out revised guidance for classifying and measuring financial assets and liabilities, introduces a new expected credit loss model for calculating impairment of financial assets and includes a reformed approach to hedge accounting. The standard also requires that when a financial liability at amortized cost is modified or exchanged, and such modification or exchange does not result in de-recognition, that the adjustment to the amortized cost of the financial liability is recognized in profit or loss. IFRS 9 was adopted without restating comparative information. The reclassifications arising from the new rules are therefore not reflected in the statement of financial position as at December 31, 2017, but are recognized in the opening statement of financial position on January 1, 2018.

Following the adoption of IFRS 9, the Company could no longer defer and amortize financing fees that resulted from the refinancing of borrowings in periods prior to January 1, 2018. As a result, the Company has restated the beginning balances noted in the table below to properly account for $260 of financing fees in accordance with IFRS 9. The standard was applied retrospectively therefore approximately $260 of deferred financing costs, net of accumulated amortization, remain netted against long-term debt on the consolidated statement of financial position, as at December 31, 2017.

The following tables show the adjustments recognized for each individual line item.

	December 31, 2017 As originally presented	IFRS 9 Adjustments	January 1, 2018 Restated
Statement of Financial Position (extract)
Non-current liabilities
Long-term debt	$35,760	$260	$36,020

Total liabilities	61,298	260	61,558

Shareholders’ Equity
Retained earnings	39,272	(260)	39,012

Total shareholders’ equity	$81,043	$(260)	$80,783

Statements of (Loss) Income and Comprehensive (Loss) Income (extract)
Interest expense	$2,695	$260	$2,955

Income (loss) before income taxes	3,960	(260)	3,700
Provision for income taxes	138	—	138

Net income (loss)	$3,822	$(260)	$3,562

Basic income (loss) per share	$0.10	$(0.01)	$0.09

Diluted income (loss) per share	$0.10	$(0.01)	$0.09

IFRS 15, Revenue from Contracts with Customers, replaces IAS 18, Revenue, and IAS 11, Construction Contracts, and the related Interpretations on revenue recognition. IFRS 15 establishes a single comprehensive model for recognizing revenues from contracts with customers. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for transferring those goods and services.

The Company generates its revenue through the sale of produce, with standard shipping terms and discounts, and through the production and sale of power.

The Company’s produce revenue transactions consist of single performance obligations to transfer promised goods. Quantities to be delivered to the customer are determined at a point near the date of delivery through purchase orders it receive from the customer. The Company recognizes revenue when it has fulfilled a performance obligation, which is typically when the customer receives the goods and its performance obligation is complete. Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring product. The amount of revenue recognized is reduced for estimated returns and other customer credits, such as discounts and rebates, based on the expected value to be realized. Payment terms are consistent with terms standard to the markets the Company serves. The Company maintains an allowance for doubtful accounts for the loss that would be incurred if a customer was unable to pay amounts due. The Company initially estimates the allowance required at the time of revenue recognition based on historical experience and makes changes to the allowance based on various factors, including changes in the customer’s financial condition or payment patterns.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The Company sells electricity to British Columbia Hydro and Power Authority. Revenues are recognized as the electricity is delivered to/consumed by the customer and is based on contractual usage rates and meter readings that measure electricity consumption.

The Company adopted IFRS 15, as of January 1, 2018, using the modified retrospective transition method, which involves not restating periods prior to the date of initial application. The application of IFRS 15 required no change in amounts recognized in the Company’s consolidated financial statements for the year ended December 31, 2018, as the amount and timing of substantially all of its revenues is, and will continue to be, recognized at a point in time. Disclosures required by IFRS 15 have been included in the financial statements.

Accounting Standards Issued

IFRS 16, Leases, issued in January 2016, replaces IAS 17, Leases, and related Interpretations. IFRS 16 establishes the principles for the recognition, measurement, presentation and disclosure of leases for both parties to a contract, i.e. the customer (lessee) and the supplier (lessor). IFRS 16 requires a lessee to recognize a right-of-use asset representing its right to use the underlying leased asset and a corresponding lease liability representing its obligation to make lease payments for all leases. A lessee recognizes the related expense as depreciation on the right-of-use asset and interest on the lease liability. Short-term (less than 12 months) and low-value asset leases are exempt from these requirements. IFRS 16 may be implemented using a retrospective approach or a modified retrospective approach, which permits the use of certain practical expedients upon transition. The Company expects to use the modified retrospective method upon transition with no restatement of comparative financial information. Under this approach, the Company will recognize the cumulative effect of initially applying IFRS 16 as an adjustment to the opening balance of retained earnings at January 1, 2019. The Company will recognize a lease liability at the present value of the remaining lease payments discounted using the lease’s incremental borrowing rate at January 1, 2019 and a right-of-use asset at its carrying amount as if IFRS 16 had been applied since the commencement date but discounted using the Company’s incremental borrowing rate at January 1, 2019. Management expects that IFRS 16 will result in the following: a) an increase in assets and liabilities as fewer leases will be expensed as payments are made; b) an increase in depreciation expenses; and c) an increase in cash flow from operating activities as these lease payments will be recorded as financing outflows in the cash flow statements.

IFRS 11, Joint Arrangements, and IAS 28, Investments in Associates and Joint Ventures establishes the criteria for accounting for joint ventures. Investments in joint ventures are accounted for using the equity method. The equity method involves recording the initial investment at cost and subsequently adjusting the carrying value of the investment for the proportionate share of the profit or loss, other comprehensive income or loss and any other changes in the joint venture’s net assets such as dividends. At each consolidated statement of financial position date, the Company will consider whether there is objective evidence that its investment in the joint venture is impaired. If there is such evidence of impairment, the Company will determine the amount of the impairment and a loss will be recorded in the consolidated statement of (loss) income. IFRS 11 is effective for annual periods beginning on or after January 1, 2019.

5	INVENTORIES

	December 31, 2018	December 31, 2017
Deferred crop costs	$24,649	$19,070
Purchased produce inventory	643	396
Biological asset adjustment (note 6)	(2,871)	(2,212)
Spare parts inventory	64	55

	$22,485	$17,309

The cost of inventories recognized as expense and included in cost of sales for the year ended December 31, 2018 amounted to $114,236 (2017 - $120,509). The biological asset adjustment reclassifies actual costs incurred for the biological asset from inventories to biological asset on the consolidated statements of financial position.

6	BIOLOGICAL ASSET

Information about the biological asset presented on the consolidated statements of financial position and in the consolidated statements of (loss) income is as follows:

	December 31, 2018	December 31, 2017
Estimated sales value - biological asset	$8,004	$7,937
Less
Estimated remaining costs to complete	3,304	3,043
Estimated selling costs	470	489

Fair value of biological asset less costs to sell	4,230	4,405
Less actual costs (note 5)	2,871	2,212

Increase in fair value of biological asset over cost	1,359	2,193
Fair value over cost of harvested and sold biological asset—beginning of year	2,193	1,928

Change in biological asset	$(834)	$265

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

7	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consist of the following:

	Land	Leasehold and land improve- ments	Buildings	Machinery and Equipment	Construction in process	Total
Year ended December 31, 2017
Opening net book value	$1,864	$1,692	$50,517	$31,767	$295	$96,135
Additions/transfers	—	—	(416)	789	1,412	1,785
Additions-Capital Lease	—	—	—	191	—	191
Placed in service	—	—	—	1,071	(1,164)	(93)
Disposals	(2,752)	—	(5,524)	(4,694)	(75)	(13,045)
Accum deprec on disposal	—	—	1,601	2,521	—	4,122
Depreciation expense	—	(95)	(2,858)	(4,633)	—	(7,586)
Foreign currency translation adjustment	—	—	24	221	—	245

Closing net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754

At December 31, 2017
Cost	$9,112	$3,820	$77,029	$63,237	$468	$153,666
Accumulated depreciation	—	(2,223)	(33,685)	(36,004)	—	(71,912)

Net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Year ended December 31, 2018
Opening net book value	$9,112	$1,597	$43,344	$27,233	$468	$81,754
Additions/transfers	—	—		3,012	3,116	6,128
Placed in service	—	—	—		(3,035)	(3,035)
Disposals	(65)	—	—	(565)	—	(630)
Accum deprec on disposal	—	—	—	565	—	565
Depreciation expense	—	(85)	(2,604)	(4,338)	—	(7,027)
Foreign currency translation adjustment	—	—	(26)	(253)	3	(276)
Closing net book value	$9,047	$1,512	$40,714	$25,654	$552	$77,479

At December 31, 2018
Cost	$9,047	$3,820	$77,003	$65,996	$552	$156,418
Accumulated depreciation	—	(2,308)	(36,289)	(40,342)	—	(78,939)

Net book value	$9,047	$1,512	$40,714	$25,654	$552	$77,479

Depreciation related to the greenhouse facilities and equipment is expensed in cost of sales. Land is the only item of property, plant and equipment that is stated at fair values. As at December 31, 2017, land, greenhouse buildings, and greenhouse equipment at Delta 3 were contributed as the Company’s investment in the joint venture transaction (note 8). The revaluation surplus related to Delta 3 of $1.8 million, net of taxes, that was previously recorded as a component of equity, was reclassified and included as part of the gain on disposal of assets recorded in the consolidated statements of (loss) income .

8	INVESTMENT IN JOINT VENTURE

On June 6, 2017, the Company entered into an agreement to form Pure Sunfarms Corp. (“Pure Sunfarms”), a B.C. corporation, with Emerald Health Therapeutics Inc. (“Emerald”). The purpose of Pure Sunfarms is to pursue large-scale cannabis production in Canada. Village Farms has a 50% ownership interest in Pure Sunfarms in the form of common shares. The Company has concluded that the agreement constitutes a joint arrangement where joint control is shared with Emerald and therefore has accounted for Pure Sunfarms in accordance with IFRS 11 and IAS 28, using the equity method.

In conjunction with the formation of Pure Sunfarms, Village Farms contributed the rights to lease and purchase the Delta 3 land and greenhouse facility to the joint venture. The contribution of the rights has been accounted for as a reduction of the land and greenhouse facility in exchange for the investment in Pure Sunfarms Corp. It was determined that the land and greenhouse facility had a fair value of $14.9 million (CA$20 million) at the date of contribution. The fair value of the land was determined through an appraisal performed by an independent valuator. The fair value of the greenhouse was determined using the replacement cost model adjusted for the age of the greenhouse. This was a non-cash transaction. The Company recognized a gain of $8.0 million on the contribution of the land and greenhouse. The Company had previously recorded a fair value increase on the Delta 3 land (2016 - $2.1 million), which was recorded in accumulated other comprehensive income, net of taxes of $1.8 million. As a result of the contribution of the Delta 3 land, this amount has been recycled to the consolidated statements of (loss) income, and has been included in the gain noted above.

As part of the transaction, Village Farms incurred related transaction costs of $1.1 million (CA$1.4 million), which have been added to the amount of the investment in Pure Sunfarms Corp. in accordance with IAS 28. Included in these costs are 300,000 common share purchase warrants valued at $148 (CA$192), issued to an affiliate of a Canadian financial institution as partial consideration for services related to the joint venture agreement. As at December 31, 2018 the Investment in Joint Venture of $18.1 million (December 31, 2017 - $15.7 million) is recorded in the consolidated statement of financial position. For the year ended December 31, 2018, the Company’s share of net income from joint venture totaled $2,381 (CA$3,084) (2017 - $255), which is recorded in the consolidated statement of loss.

On July 5, 2018, the Company and Emerald Health Therapeutics Canada Inc. (a subsidiary of Emerald) (together, the “Shareholders”) entered into a Shareholder Loan Agreement (the “Loan Agreement”) with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed CA$13,000 (US$9,959) the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by both Shareholders (see note 13).

The Company’s share of the joint venture consists of the following (in $000’s of USD):

Balance, January 1, 2018	$15,727
Share of income for the year	2,381

Balance, December 31, 2018	$18,108

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Summarized financial information of Pure Sunfarms (in $000’s of CAD):

	December 31, 2018	December 31, 2017
Current assets
Cash and cash equivalents	$2,362	$2,907
Trade receivables	1,312	—
Inventory	8,356	25
Biological asset	7,388	—
Other current assets	996	450
Non-current assets	67,263	23,144
Current liabilities
Trade payables	(9,361)	(253)
Current maturities of long-term debt	(26,523)	—
Other current liabilities	(3,582)	(918)
Non-current liabilities	(2,688)	—

Net assets	$45,523	$25,355

	December 31, 2018	December 31, 2017
Reconciliation of net assets:
Accumulated deficit	$5,523	$(645)
Contributions from joint venture partners	40,000	26,000

Net assets	$45,523	$25,355

	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	$4,917	$—
Cost of sales	(1,542)	—
Selling, general and administrative expenses	(3,386)	(880)
Change in fair value of bio-asset	8,785	—

Income (loss) from operations	8,774	(880)
Interest expense, net	(97)	—
Foreign exchange loss	(234)	(4)
Other income, net	24	—

Income (loss) before taxes	8,467	(884)
(Provision for) recovery of income taxes	(2,298)	239

Net income (loss)	$6,169	$(645)

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

9	OTHER ASSETS

The following table summarizes the components of other assets:

	December 31, 2018	December 31, 2017
Patronage stock	$386	$437
Note receivable (note 13)	64	70
Security deposits	540	538
Cash surrender value - insurance	929	924
Other	288	35

Total	$2,207	$2,004

10	DEBT

	December 31, 2018	December 31, 2017
Long-term debt:
Opening balance	$38,380	$45,534
IFRS adjustment for deferred financing fees	260
Proceeds from long-term debt	—	306
Repayment of debt	(2,738)	(7,320)
Foreign currency translation	(43)	120

Closing balance	$35,859	$38,640

Current portion	$3,414	$2,620
Non-current portion	32,445	36,020
Less: Unamortized deferred transaction costs	—	(260)

	$35,859	$38,380

The Company has a Term Loan financing agreement with a Canadian creditor (“FCC Loan”). The non-revolving variable rate term loan has a maturity date of May 1, 2021 and a balance of $34,385 as at December 31, 2018. The outstanding balance is repayable by way of monthly installments of principal and interest based on an amortization period of 15 years, with the balance and any accrued interest to be paid in full on May 1, 2021. As at December 31, 2018, borrowings under the FCC Loan agreement are subject to an interest rate of 7.082% (December 31, 2017 - 5.885%) which is determined based on the Company’s Debt to EBITDA ratio and the applicable LIBOR rate.

The Company’s subsidiary VFCE has a loan agreement with a Canadian Chartered Bank that includes a non-revolving fixed rate loan of CA$3.0 million with a maturity date of June 2023 and fixed interest rate of 4.98%. As at December 31, 2018, the balance was US$1,279 (December 31, 2017 - US$1,658). The loan agreement also includes an uncommitted, non-revolving credit facility for up to CA$300 to cover Letters of Guarantee issued by the bank on behalf of the Company, with a maximum term of 365 days, renewable annually. The loan agreement also includes an uncommitted credit facility for up to CA$700 to support financing of certain capital expenditures. The Company received an initial advance of CA$250 in October 2017. Each advance is to be repaid on a five-year, straight-line amortization of principal, repaid in monthly installments of principal plus interest at an interest rate of CA$ prime rate plus 200 basis points. As at December 31, 2018, the balance was US$138 (December 31, 2017 - $192) .

The Company has a line of credit agreement with a Canadian Chartered Bank ( “Operating Loan”). The revolving Operating Loan has a line of credit up to CA$13,000 and variable interest rates with a maturity date on May 31, 2021, and is subject to margin requirements stipulated by the bank. As at December 31, 2018, US$2,000 was drawn on this facility (December 31, 2017 - $nil), which is available to a maximum of CA$13,000, less outstanding letters of credit totaling US$261 and CA$38.

The Company’s borrowings (“Credit Facilities”) are subject to certain positive and negative covenants. As at December 31, 2018 the Company was in compliance with all covenants on its Credit Facilities with the exception of two of its FCC Loan covenants. The Company received a waiver for its Debt Service Coverage and Debt to EBITDA covenants as at December 31, 2018.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

Accrued interest payable on the credit facilities and loans as at December 31, 2018 was $184 (December 31, 2017 - $193) and these amounts are included in accrued liabilities in the interim statement of financial position.

The aggregate annual maturities of long-term debt for the next five years and thereafter are as follows:

2019	$3,414
2020	3,409
2021	28,551
2022	330
2023	155
Thereafter	—

$35,859

11	COMMITMENTS

Operating Leases

The Company has entered into certain operating lease commitments for land, office space and equipment through 2022. The future minimum lease payments for the next five years and thereafter are as follows:

2019	$1,253
2020	1,039
2021	1,052
2022	841
2023	618
Thereafter	261

$5,064

The Company made payments of $1,732 during the year ended December 31, 2018 (2017 - $1,682). Payments include common area amounts and fees paid to the lessors.

12	FINANCIAL INSTRUMENTS

The following table summarizes the carrying and fair value of the Company’s financial instruments:

	December 31, 2018	December 31, 2017
Cash and cash equivalents	$11,920	$7,091
Trade receivables	$11,292	$11,259
Other financial assets	$11,659	$2,491
Other financial liabilities	$57,198	$56,718

Financial assets and liabilities are recognized on the consolidated statements of financial position at fair value in a hierarchy that is based on significance of the inputs used in making the measurements. The levels in the hierarchy are:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices)

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (i.e., unobservable inputs).

At December 31, 2018 and 2017, the Company’s financial instruments included cash and cash equivalents, trade receivables, notes receivable, other receivables, patronage stock, accounts payable, other current liabilities and notes payable. Due to the short-term maturities of cash and cash equivalents, accounts receivable, accounts payable and other current liabilities, the carrying amounts approximate fair value at the respective balance sheet dates. The carrying value of the notes receivable and notes payable approximate their fair value based on a comparison with the prevailing market interest rates. The fair values of the Company’s notes receivable and notes payable are level 2 measurements in the fair value hierarchy. All other financial assets and liabilities are level 1. None were classified as level 3.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

There were no financial instruments categorized as Level 2 or 3 as at December 31, 2018 and 2017. There were no transfers of assets or liabilities between levels during the years ended December 31, 2018 and 2017.

Interest income, expense and gains and losses from loans, receivables and other financial liabilities are recognized in the consolidated statements of (loss) income. The following table summarizes interest income and expense for the years ended December 31:

	2018	2017
Interest income earned on cash and cash equivalents	$311	$—
Interest expense from other financial liabilities	$2,718	$2,695

Management of financial risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following provides a measurement of some of these risks as at December 31, 2018 and 2017. The Company uses financial instruments only for risk management purposes, not for generating trading profit.

i)	Credit risk

Credit risk is the risk that the Company will incur a loss due to the failure by its customers or other parties to meet their contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents, trade receivables and other receivables. The Company limits its exposure to credit risk by placing its cash and cash equivalents with high credit quality financial institutions.

The Company’s trade receivables had two customers that represented more than 10% of the balance of trade receivables, representing 13.8% and 11.5% of the balance of trade receivables as at December 31, 2018 (2017 - two customers represented 16.0% and 14.8%). The Company believes that its expected credit losses are limited due to the protection afforded to the Company by the Perishable Agricultural Commodities Act (the “PACA”) for its sales in the United States, which represent the majority of the Company’s annual sales. The PACA protection gives a claim filed under the PACA first lien on all PACA assets (which include cash and trade receivables of the debtor).

Trade receivables were evaluated for possible indicators of impairment and an allowance for doubtful accounts has been estimated based on the lifetime expected credit losses. At December 31, 2018, the allowance for doubtful accounts balance was $50 (2017 - $50).

At December 31, 2018, 90.3% (2017 - 89.4%) of trade receivables were outstanding less than 30 days, 8.3% (2017 – 7.4%) were outstanding for between 30 and 90 days and the remaining 1.4% (2017 - 3.2%) were outstanding for more than 90 days. Trade receivables are considered past due based on the contract terms agreed to with a customer. Aged receivables that are past due are not considered impaired unless customer specific information indicates otherwise.

ii)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk on its long-term debt, for which the interest rates charged fluctuate based on the 90-day LIBOR rate. If interest rates had been 50 basis points higher, the net loss during the year ended December 31, 2018 would have been higher by $182. This represents $182 in increased interest expense (2017 - $201).

iii)	Foreign exchange risk

At December 31, 2018, the Canadian/U.S. foreign exchange rate was CA$1.00 = US$0.7336 (2017 – US$0.7966). Assuming that all other variables remain constant, an increase of $0.10 in the Canadian dollar would have the following impact on the ending balances of certain consolidated statements of financial position items at December 31, 2018 and December 31, 2017 with the net foreign exchange gain or loss directly impacting net income (loss) for the years.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

	December 31, 2018	December 31, 2017
Financial assets
Cash and cash equivalents	$841	$287
Trade receivables	328	349
JV Note receivable	1,335
Financial liabilities
Trade payables and accrued liabilities	(373)	(371)
Loan payable	(193)	(232)

Net foreign exchange gain (loss)	$(1,936)	$(167)

iv)	Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its obligations as they fall due. The following are the contractual maturities of financial liabilities as at December 31, 2018:

Financial liabilities	Total	1 year	2-3 years	4-5 years	More than 5 years
Long-term debt	$35,859	$3,414	$31,959	$486	$—
Line of credit	2,000	2,000	—	—	—
Trade payables	14,601	14,601	—	—	—
Accrued liabilities	3,509	3,509	—	—	—
Obligation under capital lease	180	78	92	10	—
Other liabilities	1,050	—	1,050	—	—

Total	$57,199	$23,602	$33,101	$496	$—

It is the Company’s intention to meet these obligations through the collection of current accounts receivable and cash from sales. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing. In addition, as at December 31, 2018, the Company has an operating credit facility of up to CA$13,000, less outstanding letters of credit totaling US$261 and CA$38.

v)	Fair values

The carrying amount of short-term financial instruments, less provisions for impairment if applicable, is consistent with the fair value of such instruments. The Company’s debt bears a variable interest rate tied to market rates and therefore its carrying value approximates its fair value.

13	RELATED PARTY TRANSACTIONS AND BALANCES

As at December 31, 2018, the Company had amounts due from its joint venture, Pure Sunfarms, totaling $1,179 (December 31, 2017 - $411) primarily for consulting services and the reimbursement of expenses which occurred in the year. These amounts were non-interest bearing and were due on demand. On July 5, 2018, the Shareholders entered into a Loan Agreement with Pure Sunfarms, whereby, as at December 31, 2018, the Shareholders had each contributed CA$13,000 (US$9,959) in the form of a demand loan to Pure Sunfarms. The loan amounts will initially bear simple interest at the rate of 8% per annum, calculated semi-annually. Interest will accrue and be payable upon demand being made by either Shareholder. These amounts are included in amounts due from joint venture in the consolidated statements of financial position.

One of the Company’s employees is related to a member of the Company’s executive management team and received $108 in salary and benefits during the year ended December 31, 2018 (2017 - $98).

Included in other assets as at December 31, 2018 is a $64 (December 31, 2017 - $70) promissory note that represents the unpaid amount the Company advanced to an employee in connection with a relocation at the request of the Company.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

14	COMPENSATION OF KEY MANAGEMENT

Key management includes the Company’s officers and vice presidents:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Salaries and other employee benefits	$2,184	$1,778
Share-based payments	629	1,104

	$2,813	$2,882

EXPENSES BY NATURE

The following table outlines the Company’s significant expenses by nature:

Cost of sales	Year Ended December 31, 2018	Year Ended December 31, 2017
Purchased produce	$44,110	$41,978
Raw materials and consumables used	32,096	40,365
Depreciation and amortization	6,911	7,447
Transportation and storage	21,074	19,999
Employee compensation and benefits	36,091	34,644

	$140,282	$144,433

Selling, general and administrative expenses	Year Ended December 31, 2018	Year Ended December 31, 2017
Employee benefits - salaries and short-term benefits	$8,360	$8,422
Employee benefits - share-based payments	1,454	1,519
Marketing	504	617
Professional services	2,120	1,705
Office expenses	1,680	1,671
Other	1,444	1,479

	$15,562	$15,413

Employee compensation and benefits	Year Ended December 31, 2018	Year Ended December 31, 2017
Salaries and short-term employee benefits	$44,451	$43,066
Share-based compensation	1,454	1,519

	$45,905	$44,585

15	INCOME TAX EXPENSE

The provision for (recovery of) income taxes consists of the following components:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Current	$431	$29
Deferred	(2,906)	109

Provision for (recovery of) income taxes	$(2,475)	$138

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The provision for (recovery of) income taxes reflected in the consolidated statements of (loss) income for the years ended December 31, 2018 and December 31, 2017 differs from the amounts computed at the federal statutory tax rates. The principal differences between the statutory income tax (recovery) and the effective provision for (recovery of) income taxes are summarized as follows:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Income (loss) before income taxes	$(5,145)	$3,960

Tax (recovery) calculated at domestic tax rates applicable in the respective countries	(1,595)	674
Non-deductible items	394	422
True up of prior year income tax estimates	(206)	—
Tax rate differences on deferred taxes	—	(482)
State tax adjustments	—	(36)
Foreign exchange on translation	—	132
Unrealized foreign exchange	(309)	116
Differences attributed to joint venture capital transactions	(56)	(698)
Share of losses from joint venture	(611)	66
Other	(92)	(56)

Provision for (recovery of) income taxes	$(2,475)	$138

The statutory tax rate in effect for the year ended December 31, 2018 was 27.0% (2017 - 26.0%) in Canada and 21.0% (2017 - 23.0%) in the United States.

As a result of the US tax reform, the US federal tax rate was substantively enacted on December 22, 2017 and a reduced federal tax rate will be effective from January 1, 2018 in accordance with the Tax Cuts and Jobs Act of 2017. Accordingly, the relevant deferred tax balances have been re-measured with the new rate. As additional interpretations and regulatory guidance becomes available, the Company will continue to assess the impact of the new legislation.

The weighted average applicable tax rate was 36.5% tax benefit for 2018 (2017 – 3.5%).

16	DEFERRED INCOME TAXES

The deferred tax assets and liabilities presented on the consolidated statements of financial position are net amounts corresponding to their reporting jurisdiction. The deferred tax assets and liabilities presented in the note disclosure are grouped based on asset and liability classification without consideration of their corresponding reporting jurisdiction.

The amounts in the consolidated statements of financial position reconcile to the amounts disclosed in this note as follows:

	December 31, 2018	December 31, 2017
Deferred tax assets	$9,599	$7,606
Deferred tax liabilities	(11,519)	(12,431)

	$(1,920)	$(4,825)

	Tax losses/ other credits	LT Debt/ Interest	Inventory	Intangibles	Other	Total
Deferred tax assets:
At January 1, 2017	$7,413	$3,190	$518	$399	$437	$11,957
Charged to statement of income (loss)	(2,289)	(968)	(144)	(399)	(551)	(4,351)

At December 31, 2017	$5,124	$2,222	$374	$—	$(114)	$7,606

Credited (charged) to statement of (loss) income	1,053	524	133	—	283	1,993

At December 31, 2018	$6,177	$2,746	$507	$—	$169	$9,599

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

	Accelerated tax depreciation	Biological asset	Revaluation Surplus	Joint Venture Shares	Total
Deferred tax liabilities:
At January 1, 2017	$(15,205)	$(674)	$(1,065)	$—	$(16,944)
Credited (charged) to statement of income (loss)	6,179	214	—	(2,151)	4,242
Charged to statements of other comprehensive (loss) income	—	—	271	—	271

At December 31, 2017	$(9,026)	$(460)	$(794)	$(2,151)	$(12,431)
Credited to statement of (loss) income	567	175	—	170	912

At December 31, 2018	$(8,459)	$(285)	$(794)	$(1,981)	$(11,519)

The analysis of deferred tax assets and deferred tax liabilities is as follows:

	December 31, 2018		December 31, 2017
	Canada	U.S.	Canada	U.S.
Deferred tax assets:
Expected to be recovered in more than 12 months	$1,155	$7,465	$747	$5,753
Expected to be recovered within 12 months	312	667	388	718
Deferred tax liabilities:
Expected to be settled in more than 12 months	(4,181)	(6,251)	(4,606)	(6,569)
Expected to be settled within 12 months	(41)	(1,046)	(40)	(1,216)

Deferred tax liabilities, net of assets	$(2,755)	$835	$(3,511)	$(1,314)

Non-capital and farm losses expire as follows:

	Canada	U.S.	Total
2021	$—	$8,402	$8,402
2022	—	5,043	5,043
2023	—	5,117	5,117
2024	—	4,015	4,015
2025	—	8,757	8,757
2027	25	—	25
2028	4	—	4
2029	25	64	89
2030	7	—	7
2031	4	988	992
2032	4	14,895	14,899
2033	4	—	4
2034	4	11,665	11,669
2035	108	7,445	7,553
2036	98	3,583	3,681
2037	98	5,570	5,668
2038	4	9,325	9,329

	$385	$84,869	$85,254

Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profits is probable.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

17	CHANGES IN NON-CASH WORKING CAPITAL ITEMS

	For the Years Ended December 31,
	2018	2017
Trade receivables	$(46)	$(1,059)
Inventories	(5,180)	(1,197)
Inventories reclassified to biological asset	(659)	306
Other receivables	172	(1,396)
Income taxes payable	68	(246)
Prepaid expenses and deposits	734	41
Trade payables	1,440	394
Accrued liabilities	(121)	(955)
Other assets, net of other liabilities	41	(305)

	$(3,551)	$(4,417)

18	SEGMENT AND GEOGRAPHIC INFORMATION

The Company’s two reporting segments include the Produce business and the Energy business. The Produce business produces, markets, and sells the product group which consists of premium quality tomatoes, bell peppers and cucumbers. The Energy business produces power that it sells per a long-term contract to its one customer.

The Company’s primary operations are in the United States and Canada. Net sales by the countries in which its customers are located are as follows:

	For the Years Ended December 31,
	2018	2017
Sales
Produce - U.S.	$124,699	$132,464
Produce - Canada	23,355	24,020
Energy - Canada	1,946	1,922

	$150,000	$158,406

The Company’s property, plant and equipment, net of accumulated depreciation, are located as follows:

	December 31, 2018	December 31, 2017
United States	$43,651	$46,922
Canada	30,459	31,183
Energy - Canada	3,369	3,649

	$77,479	$81,754

The depreciation and amortization charges for the year ended December 31, 2018 in the Produce business were $6,154 (2017 - $6,791) and $873 (2017 - $795) in the Energy business.

19	SHARE CAPITAL AND EQUITY

The following is a summary of share capital:

	The VFF Common Shares
	# of Shares	Amount
Share capital - January 1, 2017	38,882,945	$24,954
Shares issued pursuant to public offering, net	2,500,000	9,769
Shares issued from vesting of RSUs	768,000	1,333
Shares issued on exercise of options	91,667	59

Share capital - December 31, 2017	42,242,612	36,115

Shares issued pursuant to public offering, net	3,097,200	15,737
Shares issued pursuant to private placement, net	1,886,793	7,755
Shares issued from vesting of RSUs	50,334	831
Shares issued on exercise of options	365,732	283

Share capital - December 31, 2018	47,642,671	$60,721

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

VFF is authorized to issue an unlimited number of common shares and preferred shares, issuable in series. These shares have no par value.

(i)	Common shares:

The common shares entitle the holders thereof to one vote per share at all shareholder meetings of VFF. The holders of the common shares are entitled to receive any dividend declared by VFF on the common shares. Subject to the rights, privileges, restrictions and conditions attached to any other class of shares of VFF, the holders of the common shares are entitled to receive, pro rata, the remaining property or assets of VFF upon its dissolution, liquidation or wind-up.

(ii)	Preferred shares:

The preferred shares may be issued in one or more series, with such rights and conditions as may be determined by resolution of the directors of VFF who shall determine the designation, rights, privileges, conditions and restrictions to be attached to the preferred shares of such series. There are no voting rights attached to the preferred shares except as prescribed by law. In the event of the liquidation, dissolution or wind-up of VFF, or any other distribution of assets of VFF among its shareholders for the purpose of winding up its affairs, the holders of the preferred shares of each series are entitled to receive, among other things, with priority over the common shares and any other shares ranking junior to the preferred shares of VFF, an amount equal to any cumulative dividends, whether or not declared, or declared thereon but unpaid and no more. The preferred shares for each series are also entitled to such other preferences over the common shares and any other shares ranking junior to the preferred shares as may be determined as to their respective series authorized to be issued. The preferred shares of each series shall be on a parity basis with the preferred shares of every other series with respect to payment of dividends and return of capital. There are no preferred shares currently issued and outstanding.

20	INCOME PER SHARE

Basic income per share is calculated by dividing the net income attributable to owners of the Company by the weighted average number of common shares in issue during the year excluding common shares purchased by the Company and held as treasury shares.

	For the Years Ended December 31,
	2018		2017
Net income (loss) attributable to owners of the Company		$(5,145)	$3,822
Weighted average number of common shares outstanding (thousands)		45,172	39,144

Basic income (loss) per share	$	(0.11)	$0.10

Diluted income per share is calculated by adjusting the weighted average number of common shares outstanding to assume conversion of all dilutive potential common shares. The Company’s share options are potentially dilutive to common shares. A calculation is done to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company’s shares for the year) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated above is compared with the number of shares that would have been issued assuming the exercise of the share options. If dilutive effect is less than zero, then issuance is anti-dilutive and is excluded from dilutive income per share calculation.

For the year ended December 31, 2018, there were options to purchase 2,175 (2017 - nil) shares of the Company’s common stock that were excluded from the diluted loss per share computation because the impact of the assumed exercise of such stock options would have been anti-dilutive during the respective periods.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

	For the Years Ended December 31,
	2018	2017
Net income (loss) attributable to owners of the Company	$(5,145)	$3,822
Weighted average number of common shares outstanding (thousands)	45,172	39,144
Adjustment for:
Share options (thousands)	—	1,164

Weighted average number of common shares outstanding for diluted income per share (thousands)	45,172	40,308

Diluted income (loss) per share	$(0.11)	$0.10

21	CAPITAL DISCLOSURES

The Company’s objectives when managing capital are to safeguard its assets and maintain a competitive cost structure, continue as a going concern and provide returns to its shareholders. In addition, the Company works with all relevant stakeholders to ensure the safety of its operations and employees and remain in compliance with all environmental regulations.

The Company’s main objectives when managing capital are:

•	to structure the repayment of obligations in line with the expected lives of the Company’s principal revenue generating assets;

•	to ensure the Company has access to capital to fund contractual obligations as they become due and to ensure adequate cash levels to withstand the impact of unfavorable economic conditions;

•	to maintain the Company’s credit ratings to facilitate access to capital markets at competitive interest rates; and

•	to access capital markets to fund its growth initiatives.

The Company’s capital comprises net debt and equity:

	December 31, 2018	December 31, 2017
Total bank debt	$37,859	$38,640
Less cash and cash equivalents	(11,920)	(7,091)

Net debt	25,939	31,549
Total equity	100,696	81,043

	$126,635	$112,592

It is the Company’s intention to meet its obligations through the collection of current accounts receivable and cash. As at December 31, 2018, the Company has access to an operating loan facility up to CA$13,000, less $261 and CA$38 outstanding letters of credit.

As at December 31, 2018, $2,000 was outstanding on the operating loan (as at December 31, 2017, $nil was outstanding on the operating loan, and $261 and CA$38 outstanding on the letters of credit). As at December 31, 2018, the operating loan borrowing base was CA$11,509 based on a percentage of the Company’s outstanding accounts receivable less the issued letters of credit. If the current resources and cash generated from operations are insufficient to satisfy its obligations, the Company may seek to issue additional equity or to arrange debt or other financing.

22	SHARE-BASED COMPENSATION PLAN

The Company has a share-based compensation plan. The maximum number of common shares that can be issued upon the exercise of options granted is equal to 10% of the aggregate number of common shares issued and outstanding from time to time. The term during which an option may be exercised is 10 years from the date of the grant. Options vest at a rate of 33% per year, beginning one year following the grant date of the options. Share-based compensation expense for the year ended December 31, 2018 of $1,454 (2017 - $1,519) was recorded in selling, general and administrative expenses and the corresponding amount credited to contributed surplus.

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

The following table presents the assumptions used to establish the fair value assigned to the options issued using the Black-Scholes valuation model:

	2018		2017
Expected volatility		55.5%		52.7%
Dividend	$	nil	$	nil
Risk-free interest rate		2.70%		2.05%
Expected life		6.5 years		6.5 years
Fair value		$3.2541		$3.1869

The changes in the stock options for the years ended December 31, 2018 and 2017 were as follows:

	For the Years Ended December 31,
	2018			2017
	Stock options	Weighted average exercise price		Stock options	Weighted average exercise price
Beginning of year	2,337,732	CA$	1.59	2,116,065	CA$	1.19
Granted	203,000	CA$	5.79	320,000	CA$	4.04
Exercised	(365,733)	CA$	0.98	(91,667)	CA$	0.90
Forfeitures	(10,000)	CA$	1.48	(6,666)	CA$	1.48

End of year	2,164,999	CA$	2.10	2,337,732	CA$	1.59

The following table summarizes stock options outstanding and granted as at December 31, 2018:

Exercise price	Number outstanding	Remaining contractual life (years)	Number of exercisable options
CA$1.24	425,000	2.4	425,000
CA$1.27	150,000	3.2	150,000
CA$0.85	100,000	4.2	100,000
CA$1.10	202,000	4.7	202,000
CA$1.48	345,000	5.2	345,000
CA$0.94	100,000	6.2	100,000
CA$0.83	20,000	6.8	20,000
CA$0.80	16,666	6.9	16,666
CA$1.43	233,333	7.3	150,002
CA$1.55	50,000	7.5	33,334
CA$2.20	165,000	8.5	54,999
CA$6.00	155,000	9.0	51,669
CA$5.79	203,000	9.6	Nil

	2,164,999

Share options outstanding at the end of the year have the following expiry dates and exercise prices:

	Exercise price in CA$ per share	December 31, 2018	December 31, 2017
Expiry date - January 13, 2020	0.70	—	149,399
Expiry date - May 20, 2021	1.24	425,000	565,000
Expiry date - March 13, 2022	1.27	150,000	150,000
Expiry date - March 13, 2023	0.85	100,000	100,000
Expiry date - September 26, 2023	1.10	202,000	215,000
Expiry date - March 18, 2024	1.48	345,000	360,000
Expiry date - March 19, 2025	0.94	100,000	100,000
Expiry date - October 6, 2025	0.83	20,000	28,333
Expiry date - November 16, 2025	0.80	16,666	50,000
Expiry date - March 29, 2026	1.43	233,333	250,000
Expiry date - June 30, 2026	1.55	50,000	50,000
Expiry date - June 14, 2027	2.20	165,000	165,000
Expiry date - December 22, 2027	6.00	155,000	155,000
Expiry date - June 5, 2028	5.79	203,000	—

		2,164,999	2,337,732

VILLAGE FARMS INTERNATIONAL, INC.

Notes to Consolidated Financial Statements for the Years Ended December 31, 2018 and 2017

(In thousands of United States dollars, except per share amounts and unless otherwise noted)

During 2018, 979,000 performance-based restricted share units were issued to Village Farms employees involved with future developments of the Company. Once a performance target is met and the share units are deemed earned and vested, compensation expense based on the fair value of the share units on the grant date is recorded in selling, general and administrative expenses in the consolidated statements of income. There were 1,056,666 performance-based restricted share units outstanding as at December 31, 2018, of which 881,333 were not vested as at December 31, 2018.

The following table summarizes 979,000 performance-based restricted share units that were issued during the year.

	2018			2017
	Performance- based restricted share units	Weighted average grant date fair value in CA$		Performance- based restricted share units	Weighted average grant date fair value in CA$
Beginning of year	128,000	CA$	2.82	—
Issued	979,000	CA$	5.79	885,000	CA$	2.20
Issued	—			21,000	CA$	6.00
Vested	(50,334)	CA$	3.06	(768,000)	CA$	2.20
Expired	—			(10,000)	CA$	2.20

Outstanding at end of year	1,056,666	CA$	5.56	128,000	CA$	2.82

Earned but unissued at end of year	175,333	CA$	5.08	—

23	SUBSEQUENT EVENT

On February 15, 2019 the Company announced that its common shares were approved for listing on the Nasdaq Capital Market under the symbol “VFF”. The initial trading date was February 21, 2019. Concurrent with the commencement of trading of its common shares on Nasdaq, the Company voluntarily delisted its common shares from the OTCQX.

On March 1, 2019 the Company announced that it had entered into an agreement with Nature Crisp LLC (“Nature Crisp”) to form a joint venture for the outdoor cultivation of high-cannabidiol (CBD) hemp and CBD extraction in multiple states throughout the United States (the “Joint Venture Agreement”). The joint venture, Village Fields Hemp (“Village Fields”), will be 65% owned by Village Farms and 35% owned by Nature Crisp. Under the terms of the Joint Venture Agreement, Village Farms will contribute approximately US$15 million to Village Fields for start-up costs and working capital.